UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 27, 2024, Psyence Biomedical Ltd. (the “Company”) received a notification letter from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Company’s closing bid price per share was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Nasdaq provided the Company with 180 calendar days, or until December 24, 2024 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance with the Minimum Bid Price Rule and the matter will be closed.

In the event the Company does not regain compliance with the Minimum Bid Price Rule by December 24, 2024, the Company may be eligible for additional time. To qualify, the Company must submit, no later than December 24, 2024, an on-line transfer application and submit a non-refundable $5,000 application fee. The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. As part of its review process, the Staff will make a determination of whether the Staff believes the Company will be able to cure this deficiency. If the Staff concludes that the Company will not be able to cure the deficiency, or if the Company determines not to submit a transfer application or make the required representation, Nasdaq will provide notice that the Company’s securities will be subject to delisting. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to December 24, 2024, or the expiration of the second compliance period if granted.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s common shares, and the common shares will continue to trade uninterrupted under the symbol “PBM.” The Company intends to consider its available options to resolve the Company’s noncompliance with the Minimum Bid Price Rule.

A copy of the press release is furnished hereto as Exhibit 99.1.

Exhibits

Exhibit Number	Description
99.1	Press Release, dated July 3, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 3, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director